FreeRolls Entertainment, Inc.

software retail entertainment

One of The Largest Texas Poker Clubs Ever!

FREEROLLSPOKERCLUBS.COM KATY


FREEROLLS
ENTERTAINMENT



We chose this business because not only do we understand the incredible revenue-generating potential of poker in Texas ... but our team also brings a vast knowledge of how to develop a simple poker club concept into an internationally appealing brand very similar to World Series of Poker and World Poker Tour.

Charles Potter CEO @ FreeRolls Entertainment, Inc.

Why you may want to support us...

1. Over $1M in revenue in less than 10 months (Dec 2018 – Sept. 2019).
2. Held the largest poker tournament in Texas history with a record-breaking $790,000 prize pool.
3. Over 4,000 customers in 9 months.
4. Over $63K in profitability by the end of Q3 2019.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Charles Potter
CEO
Co-created and founded a multi-cultural toy company that sold product to 3,000 Wal-Mart Stores.



D. Michele Reppond
Director of Design and Marketing



Joanne Melton
CFO
Former Vice President of Collateral Services at JP Morgan Chase.



Trent Daniel
Business Development Director
Co-created and sold products to over 3,000 Wal-Mart stores.



Charley Echiverri
Operations Manager



Jason Faircloth
Director of Poker Operations

Some of our investors

In the news

FreeRolls Poker Club To Raise Stakes For Game In Texas
The great Texas poker boom is underway, and a new poker club helping lead the charge is the FreeRolls Poker Club set to open the week of Sept. 17, 2018 in Katy. Yes, you heard that correctly: Texas hold'em is hot
January 29, 2019 @ cardplayer.com

WPTDeepstacks Houston Successful Despite Legal Limbo of Texas Poker
October 1st, 2018 by CardsChat Tournament News When the World Poker Tour announced WPTDeepstacks Houston, there were plenty of questions raised - not the least of which was whether the controversy
October 1, 2018 @ cardschat.com

Houston FreeRolls Poker Club's New Model Introduces Table Commercials
Chad Holloway Poker in Texas is hot right now. Over the past year, poker clubs have sprung up across the state, and despite operating in a bit of a grey area, the Lone Star State industry continues to grow.
May 20, 2018 @ pokernews.com

World Poker Tour DeepStacks Schedule Includes New Stop in Houston
The second half of the Season 5 schedule for World Poker Tour DeepStacks North America was released this week. While it included some repeat stops in California , Florida, and Canada, there are some
March 14, 2018 @ uspoker.com

Downloads

FreeRolls Entertainment Investor Deck 2019.pdf

Over $1.1 million in less than 10 months!


Card Player
THE POKER AUTHORITY
THE GAME CHANGERS
How the Team At FreeRolls Poker Clubs Innovated the Legal Poker Room Scene Deep In the Heart Of Texas
PLUS
TWO PATHS TO EXCELLENCE

The FreeRolls Poker Club business model is based on a two-fold permise: Go Big and Go Fast! FreeRolls Poker Club has attracted poker players from all over the world for its big events such as WPT Deepstacks Houston and The Texas Showdown Ladies Poker Series.

As we have continued to offer a fun, safe and exciting venue for the play of poker we have seen our numbers increase consistently since our launch in December of 2018.

The chart below shows the progression of our flagship location in Katy, Texas in 2019. The decline in revenue in September was due to the reopening of a club where we had displaced players who were waiting for the closer location.


$240,000
$200,000
$160,000
$120,000
$80,000
$40,000
$0
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.

FreeRolls Poker Club - Katy 2019 Gross Revenues

Our Plans for the Future

While we cannot guarantee any specific result of our business plan, we are focused on the achievement of the following goals over the next 18 to 24 months.

- Add new revenue streams through advertising sales and licensing of our in-table ads system.

- Open at least 5 new clubs.

- Take the Company public.

- Sell the company to a major casino or gaming entity.

The Club



The Main Club Area

Our flagship location located at 24025 Katy Freeway in Katy, Texas is a 10,000 plus square foot facility that spans the entire second floor of the famous Robert's Carpet Building. Other club amenities are:

- full bar

- food

- shuffleboard

- game tables as well as a full-service cigar lounge, Aces at FreeRolls.



Aces at FreeRolls Cigar Lounge

We Monetize the Presence of People through Digital Advertising

Our revenue model is very simple and extremely effective. On top of revenue generated from membership and security access fees, we will generate new revenue from advertisers who want to put a message in front of our members because those members have some very important things in common -- 1. They have disposable income 2. they spend a lot of time at the tables (in front of the ads) and 3. they love to play poker without it costing them anything!

One of the things that every advertiser is looking for is a way to get in front of an attentive audience and they are looking for repetition. Interactive advertising at the poker table and across our establishment does both.


WPT
DEEPSTACKS
HOUSTON
01:05


FREEROLLS POKER CLUB
SAMURAI NOODLE
01:55


By the Numbers: Season 5 WPTDeepStacks Houston
Watch later
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We are innovative, creative and the only poker club in Texas where technology, marketing, and poker meet!

Now that FreeRolls has successfully established itself as a pioneer in the Texas poker scene, it is now moving into its Phase 2 which is an expansion on the current business and the introduction of the in-table advertising systems.

> *"Despite a rake-free model, the state-of-the-art poker room is as comfortable as any you'd find further west in Las Vegas."*
> *CardPlayer Magazine - September 2018 Edition*

Investor Q&A

− COLLAPSE ALL

What does your company do?

We are one of the largest and fastest-growing poker clubs in the State of Texas!

Where will your company be in 5 years?

At current, our plan is to open 5 more clubs in the State of Texas over the next 2 years and sell the company to a major casino chain, gaming or entertainment chain. While we cannot guarantee any acquisition of the company we will be hiring mergers and acquisition specialists to focus on our goal.

Why did you choose this idea?

We chose this business because not only do we understand the incredible revenue-generating potential of poker in Texas ... but our team also brings a vast knowledge of how to develop a simple poker club concept into an internationally appealing brand very similar to World Series of Poker and World Poker Tour.

What makes this concept legal in the state of Texas.

The Taxes Penal Code § 47.02. on Gambling states:

(a) A person commits an offense if he:

(3) plays and bets for money or other thing of value at any game played with cards, dice, balls, or any other gambling device.

but stipulates that:

(b) It is a defense to prosecution under this section that:

(1) the actor engaged in gambling in a private place;

(2) no person received any economic benefit other than personal winnings; and

(3) except for the advantage of skill or luck, the risks of losing and the chances of winning were the same for all participants.

In order for our clubs to be legal, we are a private, members-only club; we do not charge any money for play or seating and we do not take any money from game play in exchange for play, products or services.

Can the laws change to make this concept illegal?

Yes. The laws could change but that is not a process that would happen overnight and it would have to make all forms of poker gambling illegal even if they took place in a private setting.

If Texas were to ever crackdown on poker, it is our opinion, the State would not make gambling in a private setting illegal but they would make charging for seat rental at a poker table illegal and that is why we do not charge seat rental fees or any other fees beyond the cost of membership and Security Access.

How does the ad pricing work?

The core of our in-table ads rate card will be established on a 4 table baseline meaning that even though the advertisements will play on all tables in the club the only ones the advertiser will actually pay for is 4.

The reasoning behind this approach is that not all tables will be full for a full 8-hour period but an average of 2.5 tables will have players on any given day, so we discount the pricing down to 2 tables.

The exposures/time of ad runs is calculated on an 7-hour day even though the club will be open for 12 hours during the week and 15 hours on Fridays and Saturdays. So under this approach, the advertiser will actually be paying for fewer hours than the ads will actually run.

The advertiser would pay $25 per 15-second spot multiplied by the number of tables (2). Therefore they would pay $50 per hour on an 8-hour basis which would be $400 per day.

How does this model create recurring revenue?

The basis of FreeRolls Poker Club not charging for seats at a table and using advertising is to create a dynamic revenue stream.

By relying on an advertising-based model, we ensure the club potential for growth by offering the players the ability to play for free and we do not limit the earning potential of the tables by setting a flat price for seat rental.

With advertisers paying for the exposure to the players – as more players attend, more tables will be in play and the ad rates can increase as we begin to charge for more "in-play " cash tables on which the advertiser can get "guaranteed exposure".

Have there ever been any legality issues with FreeRolls?

No. FreeRolls is the only poker club in Texas that was fortunate enough to have consulted directly with law enforcement officers in the refining of our business model to ensure its 100% compliance with Texas law.

What makes FreeRolls different than other poker clubs in Texas.

Our revenue model is very simple and extremely effective. On top of the revenue generated from membership and security access fees, we will generate new revenue from advertisers who want to put a message in front of our members.

How will we win?

We will win simply by doing more of what we have already done but faster.

FreeRolls has already established itself as a pioneer in the industry. With our hosting of the first WPT event in the State to our recent $50,000 free entry tournament, we have proven ourselves as an industry leader.

Who is the competition?

As with any casino or gambling establishment, the competition is made up of other card rooms typically within a 10-mile radius of our club.

One of the reasons we chose Katy, Texas as our flagship location is because we are not in direct competition with Houston clubs that are fighting for the same customers.

At FreeRolls we believe in developing new markets instead of fighting for a share of established ones.

Where there are people --- there is poker.